UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

______________________

TITANIUM ASSET MANAGEMENT CORP.

(Name of Subject Company (Issuer))

______________________

TAMCO ACQUISITION, LLC
TAMCO HOLDINGS, LLC

(Name of Filing Persons (Offeror))

NIS ACQUISITION LLC

BOYD-TAMCO HOLDINGS, LLC
(Name of Filing Persons — (Other Person(s))

______________________

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

U8885X107

(CUSIP Number of Class of Securities)

Jonathan B. Hoenecke

TAMCO Acquisition, LLC

777 E. Wisconsin Avenue

Milwaukee, WI 53202

Tel: (414) 765-1980

Fax: 414-765-1998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

______________________

With a copy to:

Gregory J. Bynan

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-7342

_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,892,177.92	$1,349.30

*Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Company”), other than Shares owned by TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”) at a purchase price of $1.08 per Share, net to the seller in cash. According to the Company, as of September 9, 2013, there were 19,744,824 Shares issued and outstanding, of which 10,585,400 Shares are owned by Parent. As a result, this calculation assumes the purchase of 9,159,424 Shares.

**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued by the Securities and Exchange Commission, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,349.30	Filing Party:	TAMCO Acquisition, LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the Schedule TO relating to the offer by TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Company”), that are not already owned by Parent, Purchaser and their subsidiaries at a price of $1.08 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 12, 2013 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is amended and supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 3 and 8 as reflected below.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)   - (c) Name and Address; Business and Background of Entities and Business and Background of Natural Persons. Item 3 of the Schedule TO is hereby amended and supplemented by amending and restating Schedule A to the Offer to Purchase as follows:

SCHEDULE A
Directors and Executive Officers of Parent, Purchaser AND CERTAIN RELATED PARTIES

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of the Company, of each officer and director of Parent. Unless otherwise indicated, the current business address of each such person is c/o TAMCO Holdings, LLC, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Each individual listed below is a United States citizen.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Company Shares

Robert Brooks	Co-Chairman and Chief Executive Officer; Director	Robert Brooks has served as Chairman of the Company since December 2012 and has served in various positions with the Company since July 2008, including most recently as Chief Executive Officer from February 2010. Mr. Brooks has also served as a director of the Company since February 2010. Mr. Brooks was appointed as Executive Vice President of National Investment Services, Inc. (“NIS”), a wholly owned subsidiary of the Company, in 2000 and served in various capacities with NIS since 1994. Mr. Brooks beneficially owns the number of Shares of the Company set forth on Schedule B.

Brian Gevry	Co-Chairman and Chief Executive Officer; Director	Brian Gevry has served as Chief Executive Officer of the Company since December 2012 and has served in various positions with the Company since January 2009. Mr. Gevry has also served as a director of the Company since February 2010. Mr. Gevry was appointed Chief Executive Officer of Boyd Watterson Asset Management, LLC (“Boyd”), a wholly owned subsidiary of the Company in February 2006 and has served in various capacities with Boyd since 1991. Mr. Gevry beneficially owns the number of Shares of the Company set forth on Schedule B.

Michael Bee	Vice President; Director

Michael Bee has served has served as a director of the Company since December 2012. Mr. Bee currently serves as a Managing Director for Boyd and has served Boyd in several investment and marketing roles since 1990. Mr. Bee beneficially owns the number of Shares of the Company set forth on Schedule B.

Jonathan Hoenecke	Secretary	Jonathan Hoenecke has served as Chief Financial Officer and Secretary of the Company since February 2010. Prior to that, Mr. Hoenecke served as the Company’s Manager of Financial Reporting from January 2009. Prior to that, Mr. Hoenecke served in various capacities at Fresh Brands Inc., including as Vice President of Finance. Mr. Hoenecke beneficially owns the number of Shares of the Company set forth on Schedule B.

Timothy Hyland	Director	Timothy Hyland has served as a director of the Company since December 2012. Mr. Hyland currently serves as a Managing Director and Head of Sales for Boyd and has served in various sales and marketing roles with the Boyd and its predecessor since 1994. Mr. Hyland beneficially owns the number of Shares of the Company set forth on Schedule B.

Bartlett McCartin	Director	Bartlett McCartin has served as a director of the Company since December 2012. Mr. McCartin currently serves a Managing Director for NIS. From 2006 to 2009, Mr. McCartin served as an Executive Vice President for Aker Solutions, an industrial construction and engineering firm. Mr. McCartin beneficially owns the number of Shares of the Company set forth on Schedule B.

Norman Sidler	Director	Norman Sidler has served as a director of the Company since December 2012. Mr. Sidler currently serves as a Managing Director and Head of Sales for NIS. Mr. Sidler has served in sales and marketing roles for NIS since 1999. Mr. Sidler beneficially owns the number of Shares of the Company set forth on Schedule B.

James Shirak	Director	James Shirak has served in various roles for Boyd since 2000, most recently as Deputy Chief Investment Officer. Mr. Shirak beneficially owns 83,950 Shares of the Company.

Kent White	Director	Kent White has served in various roles for NIS since 1994, most recently as Chief Investment Officer. Mr. White beneficially owns directly 106,515 Shares of the Company and may be deemed to beneficially own an additional 10,585,400 Shares beneficially owned directly by Parent and 828,199 Shares beneficially owned directly by the other Supporting Stockholders, as further described in note 1 on Schedule B.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of the Company, of each officer and manager of Purchaser. Unless otherwise indicated, the current business address of each such person is c/o TAMCO Acquisition, LLC, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Each individual listed below is a United States citizen.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Company Shares

Robert Brooks	Co-Chairman and Chief Executive Officer; Director	See response for Parent.

Brian Gevry	Co-Chairman and Chief Executive Officer; Director	See response for Parent.

Jonathan Hoenecke	Secretary	See response for Parent.

 NIS. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of the Company, of each officer and manager of NIS. Unless otherwise indicated, the current business address of each such person is c/o NIS Acquisition LLC, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Each individual listed below is a United States citizen.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Company Shares

Robert Brooks	Chief Executive Officer; Director	See response for Parent.

Jonathan Hoenecke	Secretary	See response for Parent.

John Fremgen	Director	John Fremgen joined NIS as a director of sales in May 2013. Previously, Mr. Fremgen served with the United States Federal Drug Enforcement Agency. Mr. Fremgen may be deemed to beneficially own 10,585,400 Shares beneficially owned directly by Parent and 934,714 Shares beneficially owned directly by the Supporting Stockholders, as further described in note 1 on Schedule B.

Bartlett McCartin	Director	See response for Parent.

George Rusu	Director	George Rusu currently serves as Chairman and Chief Executive Officer of Captive Resources and has served in such position since 1999.

Norman Sidler	Director	See response for Parent.

Kent White	Director	See response for Parent.

Boyd. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of the Company, of each officer and manager of Boyd. Unless otherwise indicated, the current business address of each such person is 1801 E 9th Street, Suite 1400, Cleveland, Ohio 44114. Each individual listed below is a United States citizen.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Company Shares

Brian Gevry	Chief Executive Officer; Director	See response for Parent.

Michael Bee	Director	See response for Parent.

Timothy Hyland	Director	See response for Parent.

James Shirak	Director	See response for Parent.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(b)     Securities ownership. Item 8 of the Schedule TO is hereby amended and supplemented by amending and restating Schedule B to the Offer to Purchase as follows:

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

 Set forth below as of October 7, 2013 (except as otherwise noted) are (i) all persons (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who we know to be the beneficial owner of more than 5.0% of our common stock and the number of shares they beneficially own and (ii) each of the directors and nominees, each of the named executive officers and the directors and the executive officers as a group and the number of shares they beneficially own. Except as noted, each person has sole voting power and dispositive power over the shares shown in this table.

 Unless otherwise indicated, the address for each stockholder is c/o Titanium Asset Management Corp., 777 E. Wisconsin Avenue, Milwaukee, Wisconsin, 53202-5310.

	Common Stock
Name and Address of Beneficial Owner	Shares		%
TAMCO Holdings, LLC
777 East Wisconsin Avenue	11,520,114	(1)	58.3
Milwaukee, WI 53202
Robert Brooks	11,520,114	(1)(2)	58.3
Brian L. Gevry	11,557,554	(1)(2)	58.5
Lloyd Dickinson	—		—
Patricia Jamieson	—		—
T. Raymond Suplee	599,998		3.0
Michael Bee	11,520,114	(1)(2)	58.3
Timothy Hyland	11,593,554	(1)(2)	58.7
Bartlett McCartin	11,565,114	(1)(2)	58.6
Norman Sidler	11,565,114	(1)(2)	58.6
Jonathan B. Hoenecke	96,676	(3)	*
Directors and officers as a group (10 persons)	12,320,992	(4)	62.9

* The percentage of Shares beneficially owned is less than or equal to 1.0%.

(1)	Based on a Schedule 13D/A filed October 7, 2013, as amended, filed by Parent, Purchaser, Boyd, NIS and Messrs. Bee, Gevry, Hyland, Brooks, Fremgen, McCartin, Sidler and Kent White. The addresses of the principal business offices or, if none, residence of the persons or entities identified in the Schedule 13D are as follows: TAMCO Holdings, LLC, NIS Acquisition LLC, Messrs. Brooks, Fremgen, McCartin, Sidler and White, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202; and Boyd-TAMCO Holdings LLC and Messrs. Bee, Gevry and Hyland, 1801 East 9th Street, Suite 1400, Cleveland, Ohio 44114.

NIS and Boyd each own 50% of the outstanding membership interests in Parent. Messrs. Bee, Gevry and Hyland beneficially own 12.99%, 12.81%, and 12.81%, respectively, of the limited liability company interests of Boyd. Messrs. Brooks, Fremgen (through Fremgen Family Enterprises LLC), McCartin (through McCartin Investments, LLC), Sidler (through NJSID Investments, LLC) and White beneficially own 12.90%, 12.67%, 12.90%, 12.90% and 13.80%, respectively, of the limited liability company interests of NIS. Messrs. Bee, Brooks and White have entered into Support Agreements with respect to the Shares that they beneficially own directly.

Based on the foregoing, (i) Parent (A) has sole voting power and sole dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (B) may be deemed to have shared voting and dispositive power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (ii) Purchaser may be deemed to have shared voting power over the 934,714 Shares beneficially owned by the Supporting Stockholders as a result of the Support Agreements; (iii) each of NIS and Boyd, in their capacities as members of Parent, may be deemed to have (A) shared voting power and shared dispositive power to dispose or direct the disposition of the 10,585,400 Shares beneficially owned by Parent and (B) shared voting power over the 934,714 Shares beneficially owned by the Supporting Stockholders as a result of the Support Agreements; (iv) Mr. Bee (A) has shared voting power and sole dispositive power over the 73,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 861,274 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements; (v) Mr. Gevry (A) has sole voting power and sole dispositive power over the 37,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (vi) Mr. Hyland (A) has sole voting power and sole dispositive power over the 73,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (vii) Mr. Brooks (A) has shared voting power and sole dispositive power over the 122,874 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and dispositive power over the 10,585,400 shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 811,840 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements; (viii) Mr. Fremgen may be deemed to (A) have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (B) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (ix) Mr. McCartin (A) has sole voting power and sole dispositive power over the 45,000 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (x) Mr. Sidler (A) has sole voting power and sole dispositive power over the 45,000 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; and (xi) Mr. White (A) has shared voting power and sole dispositive power over the 106,515 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 828,199 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements. Each of NIS, Boyd and Messrs. Bee, Gevry, Hyland, Brooks, Fremgen, McCartin, Sidler and White may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Shares described above. However, Parent disclaims beneficial ownership of the Shares owned directly by the Supporting Stockholders except to the extent of its pecuniary interest therein, and each of NIS, Boyd and Messrs. Bee, Gevry, Hyland, Brooks, Fremgen, McCartin, Sidler and White disclaim beneficial ownership of the Shares beneficially owned directly by Parent and the Supporting Stockholders except to the extent of their pecuniary interests therein.

(2)	Includes Shares beneficially owned directly by Parent and the Supporting Stockholders that may be deemed to be beneficially owned by the stockholder, as further described in note 1 above.

(3)	Mr. Hoenecke entered into a Support Agreement with respect to these Shares.

(4)	Includes 1,093,868 Shares beneficially owned directly by the Company’s directors and officers, 10,585,400 beneficially owned directly by Parent and 641,724 Shares beneficially owned directly by the Supporting Stockholders other than Messrs. Bee, Brooks, White and Hoenecke.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013

TAMCO HOLDINGS, LLC

By: /s/ Jonathan Hoenecke

Name: Jonathan Hoenecke

Title: Secretary

TAMCO ACQUISITION, LLC

By: /s/ Jonathan Hoenecke

Name: Jonathan Hoenecke

Title: Secretary

NIS ACQUISITION LLC

By: /s/ Jonathan Hoenecke

Name: Jonathan Hoenecke

Title: Secretary

BOYD-TAMCO LLC

By: /s/ Brian L. Gevry

Name: Brian L. Gevry

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 12, 2013.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Stockholders of Titanium Asset Management Corp.*
(a)(1)(G)	Summary Advertisement as published in the Investor’s Business Daily on September 12, 2013.*
(a)(5)(A)	Letter dated April 17, 2013 to the Board of Directors of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013).*
(a)(5)(B)	Press Release of the Company dated April 22, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013).*
(a)(5)(C)	Joint Press Release issued by the Company and Parent dated September 9, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2013).*
(a)(5)(D)	Joint Press Release issued by the Company and Parent dated September 12, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2013).*
(a)(5)(E)	Form of Letter to United Kingdom Nominees requesting beneficial owner information.*
(a)(5)(F)	Form of Affidavit of Lost Certificate for use by Nominees.*
(a)(5)(G)	Form of Affidavit of Lost Certificate for use by Record Holders.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2013, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2013).*
(d)(2)	Debt Commitment Letter, dated as of September 5, 2013, between Park Bank and Parent.*
(d)(3)

Form of Tender and Support Agreement among the Company, Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2013).*

(g)	None.
(h)	None.

*Previously filed.

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